

Mail Stop 3030

December 29, 2009

Via U.S. Mail and Fax (978) 635-1593

Mr. Thomas M. O'Brien
Executive Vice President and Chief Financial Officer
Kadant Inc.
One Technology Drive
Westford, Massachusetts 01886

> **Re:** **Kadant Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 10, 2009**
> **File No. 001-11406**

Dear Mr. O'Brien:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 3, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 26

1.   Please provide a detailed discussion about the reasons for changes in your cash flows, results of operations and other financial statement line items in your future filings. For

example, we see you indicate "excluding the effects of currency translation, revenues in 2008 decreased $47.0 million, or 13%, primarily due to a $43.1 million, or 26%, decrease in stock-preparation equipment sales. This significant decrease was due to a reduction in orders." Your statement that revenues decreased due to a reduction of orders is too general to be helpful to the investors. We also see in your "Liquidity and Capital Resource" disclosures you indicate that one of the factors offsetting the cash provided by your operating cash flows during 2008 was "The decrease in accounts payable and the increase in inventories primarily related to our stock-preparation equipment product line." The referenced disclosures do not inform investors why accounts payable decreased or inventory increased. Please note that the objective of Management's Discussion and Analysis is to enable investors and other users to see the company through eyes of management to provide information about the quality and potential variability of a company's earnings and cash flow, so that investors can judge the likelihood that past performance is indicative of future performance. The discussion that is provided with respect to the results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, registrants may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Item 11. Executive Compensation, page 41
Compensation Discussion and Analysis, Page 10 of the Definitive Proxy Statement on Schedule 14A

2.   We note from your discussion under "Cash Incentive Compensation" on page 12 of the proxy statement that you have incorporated by reference into your Form 10-K that you determined cash incentive compensation in 2008 by "measur[ing] actual performance against a scale of performance that yields a bonus factor from zero to four, in the case of earnings per share growth of up to 30%, and from zero to two, in the case of return on shareholders' equity up to 16%." Please disclose to us with greater detail how the scales of performance were used to determine the bonus factors, as how this calculation is performed is unclear. For example, it appears the company does not use a linear progression for measuring actual performance against the scale.

Financial Statements, page F-1
Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-8
Goodwill, page F-15

3.   We see that you completed your annual impairment test in the fourth quarter of 2008 and tested each of your three reporting units for impairment. We also see as a result of your testing, you determined that the goodwill related to the stock preparation reporting unit was impaired and you recorded a $40.3 million impairment charge to write down the

goodwill associated with this reporting unit. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management's judgments into accounting for goodwill and intangible assets, please tell us and revise future filings to disclose the following as necessary:

· Tell us the last date you assessed each of your reporting unit's goodwill for impairment, we note you only disclose you completed the test during the fourth quarter of 2008,

· Tell us how much goodwill is allocated to each reporting unit, and whether your impairment of $40.3 million represented all, or a portion of, the goodwill related to the stock preparation reporting unit,

· With regards to your accessories and water management and fluid handling reporting units, tell us the percentage by which fair value exceeded the carrying value as of the date of your most recent test, and discuss whether these reporting units are at risk of failing step one. In this regard, provide management's insight regarding why certain reporting units have been affected by the economic downturn and others have not been,

· Provide a discussion of the degree of uncertainty associated with the key assumptions used in your discounted cash flow analysis,

· Provide a discussion of potential events and/ or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Alicia Lam, Staff Attorney, at (202) 551-3316 or Jay Mumford, Senior Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Mumford
Senior Attorney